UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CKX, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

12562M106

(CUSIP Number)

Edward Dartley

WRH Partners II, L.L.C.

67 Park Place

Morristown, New Jersey 07960

(973) 984-1233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12562M106	Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William R. Huff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,530,045*
8 SHARED VOTING POWER *
9 SOLE DISPOSITIVE POWER 14,530,045*
10 SHARED DISPOSITIVE POWER *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,530,045*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (See Instructions) IA, IN

*	William R. Huff possesses sole power to vote and direct the disposition of all securities of CKX, Inc. (the “Company”) held by The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships (together, the “Huff Entities”), subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Thus, as of January 11, 2007, Mr. Huff was deemed to beneficially own 14,530,045 shares of common stock of the Company, $.01 par value per share (the “Shares”), or approximately 15.6% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. See Item 5 for further information.

CUSIP No. 12562M106	Page 3 of 4

This statement constitutes Amendment No. 2 (this “Amendment”) to the Schedule 13D of William R. Huff, filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2005 (the “Schedule 13D”), with respect to the Shares of the Company. This Amendment No. 2 to the Schedule 13D is being filed to report that the number of Shares that Mr. Huff may be deemed to beneficially own has decreased by more than one percent of the current amount of outstanding Shares. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed thereto in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following:

As of January 11, 2007, Mr. Huff was deemed to beneficially own (in the manner described in the Schedule 13D) 14,530,045 Shares, or approximately 15.6% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (based on the 92,594,743 Shares that were stated to be outstanding as of November 3, 2006, as reported on Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2006, plus the Shares outstanding as a result of the cashless exercise by The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships (together, the “Huff Entities”) of 975,063 warrants to purchase Shares with an exercise price of $2 per Share (collectively, the “Warrants”) into an aggregate of 812,552 Shares).

During the 60 days on or prior to January 11, 2007, the Huff Entities sold Shares in the aggregate amount of 147,676. The trading dates, number of Shares sold and price per Share for all sales of Shares by the Huff Entities during the 60 days on or prior to January 11, 2007 are set forth in the following table. The Huff Entities also exercised warrants as detailed in Item 6. During the 60 days on or prior to January 11, 2007, other than the transactions described in this Amendment, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

(Sales of Shares) (1)

Date of Sale	Number of Shares	Price Per Share
November 15, 2006	12,320	$13.9215
November 16, 2006	4,500	$13.8751
November 21, 2006	8,000	$13.2324
November 28, 2006	4,374	$12.2377
November 29, 2006	3,900	$11.2767
December 5, 2006	3,826	$11.9814
December 7, 2006	1,500	$11.6837
December 11, 2006	23,500	$11.2101
December 12, 2006	10,000	$11.2300
December 13, 2006	4,500	$11.3187
December 14, 2006	13,500	$11.5539
December 15, 2006	15,600	$11.8682
December 18, 2006	1,000	$11.9250
December 19, 2006	7,700	$11.9083
December 20, 2006	1,506	$11.9333
December 26, 2006	6,200	$11.7802
January 3, 2007	11,400	$11.8529
January 3, 2007	4,600	$12.1017
January 8, 2007	4,500	$12.0244
January 9, 2007	836	$12.0700
January 11, 2007	4,414	$12.2008

(1)	From January 12, 2007 until February 20, 2007, the Huff Entities disposed of 248,395 Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following:

Since the filing of the Schedule 13D and as described in the Form 4 of Mr. Huff filed with the SEC on January 16, 2007, the Huff Entities exercised Warrants into an aggregate of 812,552 Shares.

On January 11, 2007, the Huff Entities exercised warrants to purchase 975,063 Shares at an exercise price of $2.00 per Share. Because the Huff Entities exercised the Warrants pursuant to a cashless exercise, the aggregate Shares issued upon the exercise of the Warrants was 812,552.

Following the exercise of the Warrants, the Huff Entities no longer hold any warrants exercisable into Shares. Accordingly, any rights of holders of Warrants in their capacity as such described in the Schedule 13D are no longer in effect except to the extent, if any, that the documents creating such rights contemplate their survival.

CUSIP No. 12562M106	Page 4 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2007

/S/ EDWARD DARTLEY
Edward Dartley, Attorney-in-Fact for William R. Huff, on behalf of The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)